Organigram Launches FAST™ Nanoemulsion Gummies

•Company Continues to Lead in Innovation with Launch of Edison Sonics Gummies Featuring Groundbreaking FAST™ Nanoemulsion Technology
•Clinically Proven to Deliver up to ~50% Faster Onset, Improved Bioavailability and Nearly Double the Cannabinoid Delivery at Peak Effect
Toronto, Ontario – November 26, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is thrilled to finally launch Edison Sonics gummies, Organigram’s inaugural product powered by FAST™, the Company’s groundbreaking nanoemulsion technology and a first-to-market innovation.
FAST™ products deliver up to ~50% faster onset and improved bioavailability delivering nearly double the cannabinoids at peak effect compared to traditional edible products. This is made possible as FAST™ is an advanced nanoemulsion technology delivery system that breaks down cannabinoids into tiny particles, allowing them to be absorbed more quickly and efficiently during consumption. These results have been scientifically verified through one of the largest pharmacokinetic studies in the cannabis industry, completed in January 2024 in compliance with Health Canada regulations.
The groundbreaking patent-pending technology, branded FAST ™ (Fast Acting Soluble Technology), is the first innovation to be commercialized by Organigram leveraging the output of the Product Development Collaboration (“PDC”), established to focus on developing next-generation cannabis products.
“We pride ourselves on consistently being at the forefront of cannabis innovation, pushing boundaries to deliver products that resonate with consumers while firmly being grounded in science and research-based technology,” said Borna Zlamalik, Senior Vice President, R&D and Innovation at Organigram. “We are extremely excited about this launch as our Edison Sonics gummies will be a game-changer in the edibles category and FAST™ will redefine how consumers experience cannabis. We are thrilled to be leading the charge in transforming the way cannabis is enjoyed.”

Edison Sonics are launching with two exciting flavours and will be available in all major provinces starting early December:
•Kiwi Berry Burst (Sativa) – Strawberry, Kiwi, Passionfruit
•Red Razz Chiller (Indica) – Raspberry, Pomelo
Each pack will include two gummies, with a total of 10mg THC + 10mg CBD per pack (5mg THC + 5mg CBD per gummy).
“Organigram continues to raise the bar with consumer-focused innovation, a key characteristic that distinguishes us in a highly competitive industry. Organigram has consistently delivered revolutionary products that go on to become consumer favourites,” said Beena Goldenberg, CEO of Organigram. “As we drive our innovation strategy to solidify our leadership in Canada, we’re confident that yet again, an innovation-led product by Organigram will be widely embraced by cannabis enthusiasts.”
Inspired by scientific discoveries that shape the world, Edison is here to push the barriers of what’s possible. Edison brings the joy and excitement back to cannabis – as the brand willing to wonder and willing to be playfully experimental.
Edison has a history of delivering industry-leading innovation with products like hash infused pre-rolls and first-to-market Edison JOLTS. Edison Sonics Gummies are a perfect fit within the brand’s portfolio, contributing to the ethos of the brand.
About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary Organigram Inc. is a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca